UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Vitacost.com, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

92847A20 0
(CUSIP Number)

Great Hill Partners, LP
Attn: Laurie T. Gerber
One Liberty Square, Boston, MA 02109
(617) 790-9430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,489
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,489
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,489
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,398,828
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,398,828
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,398,828
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.83%
14.		Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,398,828
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,398,828
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,398,828
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.83%
14.		Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,398,828
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,398,828
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,398,828
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.83%
14.		Type of Reporting Person (See Instructions) OO

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,306,497
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,306,497
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,306,497
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.75%
14.		Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,306,497
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,306,497
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,306,497
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.75%
14.		Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,306,497
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,306,497
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,306,497
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.75%
14.		Type of Reporting Person (See Instructions) OO

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,724,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,724,814
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,724,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.54%
14.		Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,724,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,724,814
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,724,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.54%
14.		Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,724,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,724,814
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,724,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.54%
14.		Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Michael A. Kumin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC / PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,630
	8.	Shared Voting Power 6,705,325
	9.	Sole Dispositive Power 20,630
	10.	Shared Dispositive Power 6,705,325
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,955
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.54%
14.		Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Mark D. Taber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,705,325
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,705,325
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,705,325
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.48%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on March 23, 2010, as amended on May 3, 2010, May 11, 2010, May 25, 2010, July 15, 2010, October 12, 2010, October 13, 2010, February 21, 2012 and March 26, 2013 (the “Filing”), by the Reporting Persons relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is hereby amended and supplemented by adding the following language hereto:

On July 1, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Kroger Co., an Ohio corporation (“Parent”), and Vigor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”).  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Acquisition Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock at a purchase price of $8.00 per share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes.  Following consummation of the Offer, Acquisition Sub will merge with and into the Issuer (the “Merger”).

Concurrently with the execution of the Merger Agreement and as a condition to the willingness of Parent and Acquisition Sub to enter into the Merger Agreement, each of the Funds entered into a Tender and Support Agreement with Parent and Acquisition Sub (each a “Support Agreement”) pursuant to which each Fund agreed, among other things, (i) to validly tender or cause to be tendered (and not withdraw) the shares of Common Stock beneficially held by it (the “Shares”) into the Offer promptly following, and in any event no later than five (5) business days following the commencement of the Offer, pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Securities Exchange Act of 1934; (ii) not to vote any Shares in favor of (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any reorganization, recapitalization, dissolution, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer other than the Merger or (c) any corporate action the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of any of the transactions contemplated by the Merger Agreement; (iii) to revoke any proxies previously given, and not to grant any proxies, with respect to the Shares and to irrevocably appoint Parent as the Fund’s attorney-in-fact and proxy to vote, express consent or dissent, or otherwise utilize such voting power in the manner contemplated by clause (ii) in Parent’s sole discretion; (iv) not to sell, assign, transfer, tender, encumber or otherwise dispose of, or enter into any contract with respect to the direct or indirect sale, assignment, transfer, tender, encumbrance or other disposition of, any Shares; (v) not to take any action that would make any representation or warranty of the Fund under the Support Agreement untrue in any material respect or interfere in any material respect with the Fund’s obligations under the Support Agreement or the transactions contemplated by the Merger Agreement; (vi) not to solicit or induce the making of any Acquisition Proposal (as defined in the Merger Agreement), furnish any non-public information relating to the Issuer with the intent to induce or encourage an Acquisition Proposal, participate in discussions or enter any contract with respect to an Acquisition Proposal; (vii) not to make certain public communications criticizing or disparaging the Support Agreement or Merger Agreement; (viii) to waive and not to exercise any rights of appraisal or rights to dissent from the Merger that the Fund may have; (ix) not to commence or participate in, and to take all action necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Acquisition Sub or the Issuer or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or (b) alleging a breach of fiduciary duty of the Board of Directors of the Issuer in connection with the negotiation and entry into the Merger Agreement or transactions contemplated thereby.

Each Support Agreement will terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) or the termination of the Merger Agreement.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 above is hereby incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of July 1, 2014, by and among the Issuer, The Kroger Co. and Vigor Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Vitacost.com, Inc. on July 2, 2014).

Exhibit 2	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC.

Exhibit 3	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P.

Exhibit 4	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: July 3, 2014

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney*

/s/ John G. Hayes
Name: John G. Hayes*

/s/ Matthew T. Vettel
Name: Matthew T. Vettel*

/s/ Michael A. Kumin
Name: Michael A. Kumin*

/s/ Mark D. Taber
Name: Mark D. Taber*

*By:	/s/ Laurie T. Gerber
	Name:	Laurie T. Gerber
	Title:	Attorney in fact

EXHIBIT INDEX

Exhibit 1
Agreement and Plan of Merger, dated as of July 1, 2014, by and among the Issuer, The Kroger Co. and Vigor Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Vitacost.com, Inc. on July 2, 2014).

Exhibit 2	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC.

Exhibit 3	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P.

Exhibit 4	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P.